EXHIBIT 4.70

FULL RELEASE OF GUARANTEE

THIS FULL RELEASE OF GUARANTEE (this “Release”) is dated as of November 23, 2009, by The Bank of New York Mellon Trust Company, N.A., successor in name to The Bank of New York Trust Company, N.A., as trustee (in such capacity, the “Trustee ”), in favor of TE Products Pipeline Company, LLC, a Texas limited liability company (“TE Products”), TCTM, L.P., a Delaware limited partnership (“TCTM”), TEPPCO Midstream Companies, LLC, a Texas limited liability company (“TEPPCO Midstream”), and Val Verde Gas Gathering Company, L.P., a Delaware limited partnership (“Val Verde” and together with TE Products, TCTM, and TEPPCO Midstream, the “Subsidiary Guarantors”).

RECITALS:

WHEREAS, TEPPCO Partners, L.P., a Delaware limited partnership (the “Partnership”), and the Subsidiary Guarantors, or their predecessors, have heretofore executed and delivered to the Trustee an Indenture dated as of May 14, 2007 (as amended, supplemented, or otherwise modified from time to time, the “Indenture”), providing for the Partnership’s issuance, from time to time, of its Debt Securities in one or more series unlimited as to principal amount, and the guarantee by each of the Subsidiary Guarantors of the Debt Securities issued pursuant thereto; and

WHEREAS, Section 14.04 of the Indenture provides that the Guarantee of a Subsidiary Guarantor shall be unconditionally released and discharged, upon the release or discharge of all guarantees by such Subsidiary Guarantor of any Debt of the Partnership, other than obligations arising under the Indenture and any Debt Securities issued thereunder, following delivery of a written notice of such release or discharge by the Partnership to the Trustee, except a discharge or release by or as a result of payment under such guarantees; and

WHEREAS, after giving effect to a concurrent full release of guarantee being given with respect to an Indenture, dated as of February 20, 2002, among the Partnership, the Subsidiary Guarantors and the trustee named therein, the Subsidiary Guarantors will not have guaranteed any other Debt of the Partnership as of the effective time of this Release; and

WHEREAS, the Partnership has requested that the Subsidiary Guarantors be released as Subsidiary Guarantors under the Indenture, including all indentures supplemental thereto and in accordance with Section 14.04 of the Indenture, the Partnership has delivered or caused to be delivered to the Trustee an Officers’ Certificate and Opinion of Counsel in respect of its request.

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of all of which are acknowledged, the Trustee hereby fully releases and discharges the Subsidiary Guarantors from all present and future obligations which currently exist or may exist in the future under or in connection with the Indenture, including all indentures supplemental thereto and all Debt Securities issued thereunder.  Notwithstanding the foregoing, this is a release of the Subsidiary Guarantors only, and nothing in this Release shall be construed to be a release of any obligations of the Partnership in connection with the Indenture.

THIS RELEASE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Trustee has caused this Release to be duly executed and delivered by a duly authorized officer as of the date first above written.

The Bank of New York Mellon Trust Company, N.A.
As Trustee

By:	/s/ Kash Asghar
Name: Kash Asghar
Title: Senior Associate